Standard Chartered Bank

NFA ID# 0245409

Form 7R Swap Dealer Registration Application

Summary of Disclosure Information

<u>Criminal Disclosures</u>

Question A: There is one matter to disclose.

Matter #1: Information filed in the <u>United States District Court for the District of Columbia</u> <u>Docket No. 1:12-cr-00262-JEB</u>.

Date First Charged: 12/10/2012 (exact)

Event Disclosure Detail (include Charge(s) description and provide number of counts, felony or misdemeanor, plea for each charge, and product type if charge is investment-related):

By Information filed on December 10, 2012, the United States Department of Justice ("DOJ") charged Standard Chartered Bank ("SCB") a single count of knowingly and willfully conspiring, in violation of Title 18, Section 371 to engage in transactions with entities associated with sanctioned countries, including Iran, Sudan, Libya, and Burma, in violation of the International Emergency Economic Power Act, Title 50, United States Code, Section 1705, and regulations issued thereunder. This charge is a felony.

As described more fully below, SCB and the DOJ entered into a Deferred Prosecution Agreement on December 10, 2012:

Disposition Disclosure Detail: On December 10, 2012, the U.S. Attorney's Office for the District of Columbia and the Asset Forfeiture and Money Laundering Section of the United States Department of Justice (collectively, "DOJ"), on behalf of the United States Government, and SCB entered into a Deferred Prosecution Agreement ("Agreement"), pursuant to which the DOJ agreed to defer prosecution of the charge brought against SCB relating to certain transactions associated with Iran, Sudan, Libya, and Burma, for a period of 24 months. If SCB complies with the terms of the Agreement for the 24-month duration of the Agreement, the DOJ will seek dismissal with prejudice of the charge filed against SCB.

In consideration for the United States' deferring prosecution, SCB agrees to (among other things): with respect to U.S. dollar transactions, the acceptance of customers, and all US dollar cross-border SWIFT incoming and outgoing messages involving payment instructions or electronic transfer of funds, ensure that all are conducted in accordance with OFAC rules and regulations, specifically the application of the OFAC sanctions list to the transactions. SCB also agrees to not knowingly undertake any US dollar cross-border electronic funds transfer or any other US dollar transactions for, on behalf of, or in relation to any person or entity resident or operating in, or the governments of OFAC-sanctioned countries; to no later than June 30, 2013, complete Financial Economic Crime sanctions training, covering U.S., United Nations, and European Union sanctions and trade control laws for all employees involved in the processing or investigation of U.S. dollar payments, the execution of US dollar-denominated securities trading orders, or involved in transactions or business activities involving any nation or entity subject to United States, European Union, or United Nations sanctions; continue to apply its written policy requiring the use of appropriate SWIFT bank-to-bank payment messages; continue to apply and implement compliance procedures and training designed to identify requests or attempts by any entity to withhold or alter its name or other identifying information where the request or attempt appears to be related to circumventing or evading U.S. sanctions laws.

SCB also agrees to continue its cooperation with the United States in any further investigation relating to this matter.

Pursuant to the Agreement, SCB acknowledges that at least $227 million was involved in transactions described in the Agreement, and that such conduct violated Title 50, U.S.C. § 1705 and the regulations issued thereunder. SCB acknowledges that the DOJ could institute a civil and/or criminal forfeiture action against certain funds held by SCB and that such funds would be forfeitable pursuant to Title 18 U.S.C. §§ 891 and 982. In lieu of a criminal prosecution and related forfeiture, SCB agrees to pay to the United States the sum of $227 million.

In agreeing to defer this prosecution, the DOJ expressly acknowledged remedial measures that SCB undertook prior to the execution of the Agreement, as well as SCB's voluntary termination of the conduct giving rise to the DOJ investigation and charge and its cooperation with the DOJ during and following the investigation.

Brief summary of circumstances leading to the charge: As set forth in the factual statement incorporated into the Agreement, the DOJ determined that, starting in early 2001 and ending in 2007, SCB violated U.S. and New York State laws by illegally sending payments through the U.S. financial system on behalf of entities subject to U.S. economic sanctions. SCB processed certain payments through its branch in London on behalf of Iranian customers by deleting reference to the payments' Iranian origin before transmitting the payments through SCB's NY branch. The procedures for handling Iranian payments were designed to mask the involvement of Iranian customers or beneficiaries so that the payments were processed in the United States quickly and without delay.

SCB engaged in this practice of deleting certain information SCB's Dubai branch also conducted business on behalf of Iranian banks and corporate customers. To process these transactions, SCB Dubai processed the payments by sending cover payments to SCB New York that did not contain reference to the Iranian origin of the payment. Certain of the payments transmitted in accordance with this procedure resulted in cash transfers originating in Iran and terminating in the United States, in violation of the International Emergency Economic Powers Act.

 In addition to the business with Iran, SCB conducted business involving other OFAC-sanctioned countries, including Libya, Sudan, and Burma, primarily from SCB London and SCB Dubai. Most of these payments were processed using the same methods discussed above. There was no available U-turn exemption for these countries, however, and all were prohibited by U.S. law.

In 2003, SCB made misleading statements to OFAC in the course of explaining why SCB had effected payments for the United Kingdom's embassy in Libya that violated U.S. sanctions laws. In addition, during a targeted Bank Secrecy Act/Anti-Money Laundering examination and review, SCB provided incomplete information in relation to sanctioned country payments in its 2004 submissions and responses to SCB's U.S. bank regulators, the Federal Reserve Bank of New York ("FRBNY") and the New York State Banking Department ("NYSBD").

Based on the foregoing conduct, the DOJ alleged that SCB violated 18 U.S.C. § 371, by conspiring to violate the International Emergency Economic powers Act (50 U.S.C. § 1705), which makes it a crime to willfully attempt to commit, conspire to commit, or aid and abet in the commission of any violation of the regulations prohibiting the export of services from the United States to Iran, Libya, Sudan, and Burma.

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In a related matter, SBC entered into a Deferred Prosecution Agreement on December 10, 2012 with the District Attorney of the County of New York, arising out of the same alleged misconduct.

Pursuant to the Deferred Prosecution Agreement between SCB and the United States, SCB has agreed to pay the entire settlement amount of $227 million to the United States for violations of Title 18, U.S.C. § 371, by conspiring to violate Title 50, U.S.C. § 1705. The settlement amount will be equitably shared with the District Attorney of New York pursuant to the policy set forth in the *Guide to Equitable Sharing for State and Local Law Enforcement Agencies* (April 2009).

Question B. No matters to disclose.

Question C: There is one matter to disclose. SCB Philippines Branch - City Prosecutor's Office of Manila Complaint dated 29 November 2011

Matter #1: This concerns the branch of SCB in the Philippines. An initial complaint was received for Falsification and Use of Falsified Documents which is scheduled for preliminary investigation by the City Prosecutor's Office of Manila. The Bank received a copy of the initial complaint on 29 November 2011. If probable cause is eventually found relative to the complaint, this could result in a criminal charge being filed in court. Based on information on hand, the complaint does not appear to be substantiated.

Regulatory Disclosures

Question D: There is one matter to disclose.

Matter #1: SCB Sri Lanka Branch - Central Bank of Sri Lanka Exchange Control Department Restriction. The branch cannot enter into any form of derivative/hedging without the explicit approval of the Exchange Control Department of the Central Bank of Sri Lanka.

Question E: There are eight matters to disclose.

Matter #1: Standard Chartered Bank - Board of Governors Civil Fine Assessment and Cease and Desist Order

In the December 10, 2012 Order of Assessment of a Civil Money Penalty, the Board of Governors imposed a civil penalty on Standard Chartered Bank ("SCB") in the amount of $100 million. In the December 10, 2012 Cease and Desist Order, SCB is ordered to submit to the Board of Governors and FSA acceptable compliance programs addressing compliance with all BSA/AML Requirements and OFAC Regulations and must also complete audits of global OFAC compliance and the NY Branch's compliance with BSA/AML Requirements.

According to the December 10, 2012 Civil Penalty Order and Cease and Desist Order, during the period early 2001 through 2007, SCB developed and implemented policies and procedures for processing certain U.S. dollar-denominated funds transfers through SCB's New York branch involving parties subject to sanctions administered by OFAC, specifically, certain Iranian customers and beneficiaries. SCB personnel omitted information from the payment messages that was necessary for the NY Branch to determine whether these transactions were carried out in a manner consistent with U.S. law.

Pursuant to the Civil Penalty Order, the Board of Governors assessed SCB a civil money penalty in the amount of $100 million as follows: a civil money penalty of $65 million in connection with allegations of unsafe and unsound practices related to OFAC regulations; and a civil money penalty of $35 million in connection with allegations of unsafe and unsound practices related to provision of information to examiners. SCB [remitted the penalty on December ___, 2012.]

In addition, In the Cease and Desist Order, the Board of Governors ordered SCB to submit to the Board of Governors and the United Kingdom's Financial Services Authority ("FSA") an acceptable compliance program to ensure compliance with all Bank Secrecy Act and Anti-Money-Laundering ("BSA/AML") requirements and OFAC regulations, and to devise an audit program designed to test for SCB's compliance with OFAC regulations. SCB is ordered to ensure that the OFAC compliance elements are functioning effectively to detect, block or reject, and report OFAC sanctions transactions when they occur and to conduct an annual review of OFAC compliance policies and procedures and their implementation and an appropriate risk-focused sampling of U.S. dollar payments. SCB must submit the results of each review to the Board of Governors and the FSA within 90 days of the anniversary date of the Order.

SCB and the NY Branch are ordered to submit, no later than 150 days of the date of the Order, an acceptable revised written BSA/AML compliance program for the NY Branch and an acceptable enhanced written customer due diligence program designed to reasonably ensure the compliance with suspicious activity reporting laws and regulations. Within 150 days of the Order, SCB and the Branch must submit to the Board of Governors an acceptable risk-based audit program to test the Branch's compliance with BSA/AML and OFAC requirements to be performed on a regular basis by qualified parties independent of the Branch's business lines and compliance functions. SCB must engage an independent consultant to conduct the first Branch audit, which must commence within 180 days of the date of the Order.

SCB must also submit to the Board of Governors acceptable written policies and procedures that govern the conduct of the U.S. offices' personnel in all supervisory matters, including interaction with and requests for information from bank regulators.

In 2004, the Bank and the NY Branch entered into an agreement ("Written Agreement") with the Federal Reserve Bank of New York and the New York State Banking Department ("NYSBD") that required improvements in compliance with applicable federal and state laws, rules, and regulations relating to anti-money laundering.

In 2005 and 2006, while still under the Written Agreement, the NY Branch engaged in unsafe and unsound practices by providing inadequate and incomplete responses to examiner inquiries relating to the transmission of funds to and from parties subject to OFAC sanctions. SCB also provided incomplete and misleading information to examiners regarding the scale of and practices for processing SCB's and the NY Branch's U.S. dollar clearing transactions, particularly with regard to Iranian customers.

Matter #2: <u>Standard Chartered Bank - OFAC Settlement</u>

In the December 10, 2012 Settlement Agreement with the Office of Foreign Assets Control, Standard Chartered Bank ("SCB") agreed to pay a $132 million penalty. SCB also agreed to provide written reports of enhanced compliance programs addressing compliance with BSA/AML requirements, OFAC regulations, and laws concerning suspicious activity reporting. SCB agreed to conduct global OFAC compliance audits and the audit of the NY Branch's compliance with BSA/AML requirements, and submit the findings to OFAC.

According to the Settlement Agreement between OFAC and SCB, dated December 10, 2012, SCB engaged in the following conduct:

During the period 2001 through 2007, SCB, the parent company of the registrant, engaged in a practice of omitting certain information relating to Iranian clients when clearing U.S. dollar transactions to ensure the automatic and unobstructed clearance of the transactions through SCB's New York branch and other U.S. correspondent banks. Specifically, when processing payments on behalf of Iranian banks, SCB personnel, in accordance with written procedures, sent payment instructions to the NY branch that omitted reference to the Iranian banks. SCB instructed its personnel to omit reference to these Iranian clients so that the transactions were processed by the NY Branch and other U.S. correspondent banks without being stopped for further review.

In 2004 SCB NY entered into a Written Agreement with the Federal Reserve Bank of New York and the New York State Banking Department to correct deficiencies relating to, among other things, the bank's U.S. dollar correspondent banking business. At the time it entered into the 2004 Written Agreement, SCB NY did not notify the regulators of the procedures in place relating to transactions involving Iranian customers.

SCB also processed transactions involving Sudanese and Libyan entities by stripping the identifying information. Specifically, SCB Dubai maintained US dollar accounts for customers who transacted with individuals and entities in Sudan and Libya, and sent US dollar payments through the United States destined for such individuals and entities in apparent violation of U.S. sanctions in place at the time. The practice resulted in banks in the United States being unaware of the possible U.S. sanctions implications of such payments.

Based on the foregoing practices, OFAC believed that SCB violated the following regulations: 31 C.F.R. §538.205 (prohibits against the "exportation or re-exportation, directly or indirectly, to Sudan of . . . services from the United States,'); . 31 C.F.R. § 550.202 (repeated 2005)(now-repealed prohibition against the exportation of " . . . goods, technology . . . or services . . . to Libya from the United States . . . ."); 31 C.F.R. § 560.204 (prohibits against the "exportation . . . directly or indirectly, from the United States . . . of any . . . services to Iran or the Government of Iran").

In addition, and separate from the above-described conduct, SCB violated 31 C.F.R. § 598.203 (Foreign Narcotics Kingpin Sanctions Regulations) when it processed fund transfers for an entity that OFAC designated a "specially designated narcotics trafficker".

In the Settlement Agreement, SCB agreed to pay $132 million to OFAC for any civil liability out of the apparent violations described above. Pursuant to the Agreement, SCB's obligation to pay such settlement amount to OFAC is satisfied when SCB remits payment of $227 million to the United States Department of Justice.

In addition, SCB must provide to OFAC copies of all submissions it makes to the Board of Governors of the Federal Reserve System pursuant to the December 10, 2012 Order to Cease and Desist Issued Upon Consent Pursuant to the Federal Deposit Insurance Act, as Amended. These submissions include an acceptable compliance program to ensure compliance with all Bank Secrecy Act and Anti-Money-Laundering ("BSA/AML") requirements, OFAC regulations, and laws and regulations governing suspicious activity reporting. SCB must provide OFAC with the results of the global OFAC-compliance audit and the review of SCB's NY Branch's BSA/AML compliance conducted by independent consultants. In addition, SCB must submit an acceptable risk-based audit program to test the NY Branch's compliance with BSA/AML requirements and OFAC regulations to be performed on a regular basis.

While neither admitting nor denying the allegations made or implied by OFAC in connection with the matter, and solely for the purpose of settling the matter without a final agency finding that a violation has occurred, SCB agrees to pay the amount of $132 million for any civil liability arising out of the apparent violations identified above.

Matter #3: <u>Standard Chartered Bank – New York State Department of Financial Services.</u> On August 6, 2012, the NYDFS made serious allegations against the Bank by an Order, regarding the Bank's compliance with U.S. sanctions. Following discussions with the NYDFS, a settlement was reached on September 21, 2012, in the form of a Consent Order. The Consent Order includes a fine, the hiring of an independent monitor for 2 years, who will make recommendations for improving our BSA/AML & Sanctions program, the employment of a permanent Anti-Money Laundering Auditor, and the stationing of NYDFS examiners at SCB's New York Branch for an indefinite period of time. Failure to meet the requirements of this Order, could result in further monetary penalties, damage to our reputation, a cessation of business, a negative impact on relationships with our clients and regulators, etc.

Matter #4: <u>American Express Bank Ltd. – New York State Department of Financial Services.</u> In August 2007 American Express Bank Ltd. entered into a Written Agreement with the NYDFS which was lifted in January 2010.

Matter #5: <u>Standard Chartered Bank NY Branch – Federal Reserve Bank of New York and New York State Department of Financial Services</u>. In October 2004 SCBNY entered into a Written Agreement with the FRBNY and NYDFS which was lifted in July 2007.

Matter #6: <u>Standard Chartered Bank India Branch – Reserve Bank of India Show Cause Notice dated 8 October 2010</u>. SCB India received a Show Cause Notice dated 8 October 2010 from the Reserve Bank of India ("RBI") for a variety of exceptions relating to the RBI's guidelines on Foreign Exchange and Derivatives highlighted in the Annual Financial Inspection reports for 2007 and 2008. The RBI imposed financial penalties on 19 banks including SCB India following a wide ranging investigation into practices in the derivatives markets. SCB India was penalised for INR 1 million (c. USD23,000) by the RBI.

Matter #7: <u>Standard Chartered Bank India Branch – Reserve Bank of India March 3, 2010 Penalty.</u> SCB India has received a 'show cause' notice from the Reserve Bank of India issued under the Foreign Exchange Management Act relating to commodity derivative transactions undertaken for Elcomponics Sales Pvt. Ltd. (MTM is about USD 5 million). It was mentioned that SCB had not complied with certain provisions of FEMA (no proof of a genuine underlying trade transaction). SCB was imposed a penalty of Rs.10000.00 (USD 220) by RBI on March 3, 2010 in the matter. This penalty was imposed under Foreign Exchange Management Act for failing to comply with SCB's obligation as an Authorised Dealer to independently verify the underlying exposure for a commodity derivative transaction.

Matter #8: <u>SCB Sri Lanka Branch – Central Bank of Sri Lanka</u>. The Foreign Currency remittance under the CPC Hedging Deal - Central Bank of Sri Lanka has alleged that the FCY remittance done by the branch in 2008 arising out of a Hedging deal the branch to be in violation of the Exchange Control regulation on remittances.

Question F: No matters to disclose.

Question G: There are eleven matters to disclose.

Matter #1: <u>Standard Chartered Bank – New York State Department of Financial Services Consent Order Dated September 21, 2012</u>. On August 6, 2012, the NYDFS made serious allegations against the Bank by an Order, regarding the Bank's compliance with U.S. sanctions. Following discussions with the NYDFS, a settlement was reached on September 21, 2012, in the form of a Consent Order. The Consent Order includes a fine, the hiring of an independent monitor for 2 years, who will make recommendations for improving our BSA/AML & Sanctions program, the employment of a permanent Anti-Money Laundering Auditor, and the stationing of NYDFS examiners at SCB's New York Branch for an indefinite period of time. Failure to meet the requirements of this Order, could result in further monetary penalties, damage to our reputation, a cessation of business, a negative impact on relationships with our clients and regulators, etc.

Matter #2: <u>American Express Bank Ltd. – New York State Department of Financial Services Written Agreement dated August 2007</u>. In August 2007 American Express Bank Ltd. entered into a Written Agreement with the NYDFS which was lifted in January 2010.

Matter #3: <u>Standard Chartered Bank NY Branch – Federal Reserve Bank</u> of NY and New York State Department of Financial Services Written Agreement dated October 2004. In October 2004 SCBNY entered into a Written Agreement with the FRBNY and NYDFS which was lifted in July 2007.

Matter #4: <u>SCB Indonesia – BAPEPAM Letter</u>. 2010: As per Capital Market regulator (BAPEPAM) letter, SCB-Indonesia SS have been requested to submit 2009 IT system audit report and revise the internal policy of custodian bank activities. Triggered actions were late submission of audit report & daily mutual fund report to Bapepam. Until Bapepam received clarification on the requested actions, SS were temporarily asked to stop signing new contract with clients. The restriction was uplifted within 4 weeks since the letter issuance (i.e. from July 22 - August 20, 2010).

Matter #5: <u>SCB Indonesia – Central Bank of Indonesia sales practice review</u>. 2011: Following reported enforcement action against Citibank Indonesia for fraud, the Central Bank of Indonesia ("BI") initiated an industry-wide review of wealth management (WM) sales practices and (what SCB defines as) priority banking business including a directive (in May) to cease accepting new Priority Banking (PrB) and WM customers until adequate controls have been put in place. Following confirmations by SCB, BI lifted the suspension for SCB branches progressively from June to October.

Matter #6: 2012: <u>SCB Indonesia – BAPEPAM restriction</u>. As per Capital Market regulator (BAPEPAM) letter, SCB-Indonesia SS have been requested to implement certain actions within the Securities Services. Until Bapepam received clarification on the requested actions, SS were temporarily asked to stop signing new contracts with clients. The restriction was uplifted within 2 1/2-weeks since the letter issuance (i.e. from October 3 - 19, 2012).

Matter #7: <u>SCB Cambodia Representative Office – National Bank of Cambodia restriction</u>. In September 2012, SCB's Cambodia Representative Office (RO) received the renewed license for 2 years and a letter from National Bank of Cambodia requesting the RO not to conduct any activity related to canvassing banking activities and limiting the representative office operations to research activities. The National Bank of Cambodia is also encouraging SCB to upgrade its representative office to a branch.

Matter #8: <u>SCB Japan – Japan Financial Services Agency Business Improvement Order.</u> Business Improvement Order ("BIO") issued on 15 February 2011 based on Articles 47(2), 47(4) and 26(1) of the Banking Act (Business Improvement Order). The BIO was issued further to the Japan Financial Services Agency ("JFSA's") on-site inspection (conducted in 2010) which identified problems with compliance and governance systems, as detailed in the Order. As detailed in the Order, the BIO required SCB Japan to establish an internal control system in regard to compliance with laws & regulations, submit a business improvement plan, and regularly update JFSA on progress of the implementation of the plan.

Detail of the BIO is found here:

http://www.fsa.go.jp/en/news/2011/20110215-1.html

SCB press release is here:
http://www.standardchartered.co.jp/_documents/en/press/021511_BusinessImprovementOrder_E.pdf

Matter #9: <u>SCB India – Reserve Bank of India Show Cause Notice of 22 October 2010</u>. On 22 October 2010, and without having issued a prior Show Cause Notice, the Reserve Bank of India ("RBI") advised SCB India to cease selling Government securities for a period of six months with immediate effect. Subsequently the RBI clarified that this prohibition will not apply to sales under Ready Forward Contracts, Open Market Operation sales to RBI, sales under Government of India buy back and sales of securities acquired as a primary dealer in a primary subscription. The ban lapsed in April 2012.

Matter #10: <u>SCB India – Reserve Bank of India Withdrawal of Permission Letter dated 16 August 2006</u>. Commodity Hedging - Withdrawal of Permission : The Foreign Exchange Department of the Reserve Bank of India ("RBI") issued a letter dated 23rd June 2010 withdrawing permission granted to SCB India under their letter dated 16th August 2006. Under the 2006 letter RBI had conveyed approval to SCB India to extend the facility of commodity hedging to companies listed on a stock exchange to undertake off-set hedges to hedge the price risk in respect of commodities (other than gold, silver, platinum, petroleum and petroleum products) in the international commodity exchanges/markets subject to certain terms and conditions. Permission was also given to SCB India for granting approval to airline companies operating overseas flights to enter into hedge transactions in the international markets for their aviation turbine fuel (jet kero) requirements procured at overseas destinations only (other than Nepal & Bhutan). While existing approvals could continue SCBI could not grant any further approval with effect from the date of issue of the RBI letter. RBI vide their letter dated 22nd May 2012 has granted us the Facility to allow Hedging Commodity Price risk through Overseas Exchnages/ OTC Markets

Matter #11: <u>SCB Sri Lanka – Central Bank of Sri Lanka Exchange Control Department Restriction</u>. The said CPC Hedging deal, which restricted the branch entering into any form of derivative/hedging deal without the explicit approval of the Exchange Control Department of the Central Bank of Sri Lanka.

Question H: There are four matters to disclose.

Matter #1: <u>Standard Chartered Bank – New York State Department of Financial Services Consent Order dated September 21, 2012</u>. On August 6, 2012, the NYDFS made serious allegations against the Bank by an Order, regarding the Bank's compliance with U.S. sanctions. Following discussions with the NYDFS, a settlement was reached on September 21, 2012, in the form of a Consent Order. The Consent Order includes a fine, the hiring of an independent monitor for 2 years, who will make recommendations for improving our BSA/AML & Sanctions program, the employment of a permanent Anti-Money Laundering Auditor, and the stationing of NYDFS examiners at SCB's New York Branch for an indefinite period of time. Failure to meet the requirements of this Order, could result in further monetary penalties, damage to our reputation, a cessation of business, a negative impact on relationships with our clients and regulators, etc.

Matter #2: <u>American Express Bank Ltd. – New York State Department of Financial Services Written Agreement</u>. In August 2007 American Express Bank Ltd. entered into a Written Agreement with the NYDFS which was lifted in January 2010.

Matter #3: <u>Standard Chartered Bank NY Branch – Federal Reserve Bank of New York and New York State Department of Financial Services Written Agreement</u>. In October 2004 SCBNY entered into a Written Agreement with the FRBNY and NYDFS which was lifted in July 2007.

Matter #4: <u>SCB Cambodia Representative Office – National Bank of Cambodia restriction</u> The Cambodia Representative Office does not do any liaison with the customers or any activity that is potentially regarded as canvassing the banking business and limits the current operation to the research activities.

Question I: There are four matters to disclose.

Matter #1: <u>Standard Chartered Bank – New York State Department of Financial Services Consent Order dated September 21, 2012</u>On August 6, 2012, the NYDFS made serious allegations against the Bank by an Order, regarding the Bank's compliance with U.S. sanctions. Following discussions with the NYDFS, a settlement was reached on September 21, 2012, in the form of a Consent Order. The Consent Order includes a fine, the hiring of an independent monitor for 2 years, who will make recommendations for improving our BSA/AML & Sanctions program, the employment of a permanent Anti-Money Laundering Auditor, and the stationing of NYDFS examiners at SCB's New York Branch for an indefinite period of time. Failure to meet the requirements of this Order, could result in further monetary penalties, damage to our reputation, a cessation of business, a negative impact on relationships with our clients and regulators, etc.

Matter #2: <u>American Express Bank Ltd. – New York State Department of Financial Services Written Agreement</u> In August 2007 American Express Bank Ltd. entered into a Written Agreement with the NYDFS which was lifted in January 2010.

Matter #3: <u>Standard Chartered Bank NY Branch – Federal Reserve Bank of New York and New York State Department of Financial Services Written Agreement</u> In October 2004 SCBNY entered into a Written Agreement with the FRBNY and NYDFS which was lifted in July 2007.

Matter #4: <u>SCB Sri Lanka – Central Bank of Sri Lanka Exchange Control Department Restriction</u> The CPC Hedging matter. The branch cannot enter into any form of derivative/hedging deal without the explicit approval of the Exchange Control Department of the Central Bank of Sri Lanka ("CBSL"). A penalty, three times the size of the remittance made out of Sri Lanka, was also imposed on the branch by CBSL. Further, Fit & Propriety of six officers aligned to the said remittance was withheld by the CBSL.

<u>Financial Disclosures</u>

Question J: There is one matter to disclose.

<u>Complaint filed on 26 April 2012 in the United States Bankruptcy Court Southern District of New York under caption Adv. Pro. No. 08-01789 (BRL)</u>

Plaintiff: IRVING H. PICARD, Trustee for the Liquidation of Bernard L. Madoff Investment Securities LLC

Defendants:

(1) Standard Chartered Financial Services Luxembourg SA;
(2) Standard Chartered Bank International (Americas) Ltd;
(3) Standard Chartered International (USA) Ltd.

Nature of claim: The Bankruptcy Trustee is seeking to clawback approximately USD 330 million remitted to the Standard Chartered entities by Fairfield Sentry and Kingate Global when its customers' investments were redeemed prior to the bankruptcy of Bernard L. Madoff Investment Securities LLC.